FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Item

1.	Banco BBVA Argentina S.A. reports consolidated first quarter earnings for fiscal year 2025.

BBVA
Creando Oportunidades

Earnings Release

1Q 25

BBVA Argentina
May 21, 2025

Buenos Aires, Argentina

1Q25 Conference Call

Thursday, May 22nd - 12:00 p.m. Buenos Aires Time (11:00 a.m. EST)

To participate click here to register

1Q 25

Highlights

Macroeconomic indicators March 31, 2025
YoY Inflation: 118%
QoQ Inflation: 8.0%
Official FX A 3500: AR$ 1,073.88 (+4.0% QoQ, +25.3% YoY)
MPR: 29% APR – 33.63% APY

BBVA

1Q25 Earnings Release

NET INCOME (AR$ billion. INFLATION ADJUSTED)

+16%
53
70
82
1Q24
4Q24
1Q25
+53%
53
82
2024
2025

OPERATING INCOME (AR$ billion, INFLATION ADJUSTED)

+57%
984
179
281
1Q24
4Q24
1Q25
-72%
984
281
2024
2025

ROA (%, QUARTERLY ANNUALIZED) (%, ACCUMULATED ANNUALIZED)

+40 bps
1,6%
1,7%
2,0%
1Q24
4Q24
1Q25
+40 bps
1,6%
2,0%
2024
2025

ROE (%, QUARTERLY ANNUALIZED) (%, ACCUMULATED ANNUALIZED)

+480 bps
6,6%
9,5%
11,4%
1Q24
4Q24
1Q25
+480 bps
6,6%
11,4%
2024
2025

1Q25 HIGHLIGHTS

70.220
17.499
32.508
-11.392
-42
-4.469
67.767
-138
17.945
-108.290
81.608
4Q24 Net Income
Net interest income
Net fee income
Financial Margin
Other operating income
Loan loss allowances
Operating expenses
Income from associates and joint ventures
Income from net monetary position
Income tax
4Q24 Net Income

1 **Improvement** in **net interest and fee income** thanks to greater **commercial efforts**

NET INTEREST INCOME
541.3 bm +3.3 % QoQ -55.9 % YoY

FINANCIAL MARGIN
120.4 bn -8.6% QoQ -23.5% YoY

2 **Loan loss allowances** impacted by loan book growth which generates higher provisioning

LOAN LOSS ALLOWANCES
95.8 bn +4,9 % QoQ +128,6 % YoY

3 **Improvement in operating expenses,** both personnel benefits and administrative expenses

OPERATING EXPENSES
423.8 bn -13,8 % QoQ -12,2 % YoY

EFFICIENCY RATIO* (%)
56.3% in 1Q25 -1,376 bps QoQ

Operating expenses: Personnel benefits + Administrative expenses + Depreciation & Amortization + Other operating expenses
Financial margin: Net income from financial instruments at FV through P&L + Net loss from write-down of assets at amortized cost and fair value through OCI + Foreign exchange and gold gains
**Quarterly efficiency ratio*

1Q 25

Highlights

Macroeconomic indicators March 31, 2025
YoY Inflation: 118%
QoQ Inflation: 8.0%
Official FX A 3500: AR$ 1,073.88 (+4.0% QoQ, +25.3% YoY)
MPR: 29% APR – 33.63% APY

BBVA
1Q25 Earnings Release

PRIVATE LOANS

(AR$ BILLION, INFLATION ADJUSTED)

Real growth with higher commercial activity

+123%
+11%
53%
47%
57%
42%
57%
43%
1Q24
4Q24
1Q25
Commercial
Retail

PRIVATE LOANS MARKET SHARE*

10.10%	11.27%	11.28%

*Based on daily information from BCRA. Capital balance as of last day of every quarter. Consolidates PSA, VWFS & Rombo.
Retail: consumer, mortgages, credit cards, pledge and loans to personnel.
Commercial: discounted instruments, overdrafts, financial leases, financing and prefinancing of exports, other loans.

PRIVATE DEPOSITS

(AR$ BILLION, INFLATION ADJUSTED)

Higher market share in the year

+47%
+2%
7.189
10.645
10.855
6%
24%
42%
28%
3%
32%
47%
18%
8%
31%
42%
18%
1Q24
4Q24
1Q25
Other
Investment accounts
Time Deposits
Savings Accounts*
Checking accounts

PRIVATE DEPOSITS MARKET SHARE*

7.37%	8.60%	9.15%

*Based on daily information from BCRA. Capital balance as of last day of every quarter
Savings account includes special saving accounts and Checking accounts include interest-bearing checking accounts.

TOTAL LIQUID ASSETS/ TOTAL DEPOSITS

92%	54%	48%

TOTAL GROSS LOANS / TOTAL DEPOSITS

56%	78%	85%

NPL & COVERAGE

(%, CONSOLIDATED, INFLATION ADJUSTED)

Financial System NPL **1.77%***

2,09%
2,00%
2,43%
1,23%
1,13%
1,38%
0,23%
0,10%
0,14%
1Q24
4Q24
1Q25
Commercial NPL
Retail NPL
Total NPL

3,76%
4,88%
4,40%
173,77%
177,00%
164,32%
1Q24
4Q24
1Q25
Coverage
CoR

Cost of Risk: Current period loan loss allowances / Total average loans.

Total average loans calculated as the average between loans at prior period end, and total loans in the current period.

Source: Informe sobre bancos, BCRA, February 2025.

PRIVATE LOAN AND DEPOSITS MARKET SHARE %

YoY
12,00%
10,00%
8,00%
6,00%
11,28%
+357 bps
9,15%
+201 bps
2019
2020
2021
2022
2023
2024
Mar-25
BBVA loans
BBVA deposits

RATIO DE CAPITAL %

35,60%
19,50%
21,50%
11,5%
11,5%
11,5%
8%
8%
8%
1Q24
4Q24
1Q25
Capital Ratio
Additional buffer
Minimum Requirement

* RPC includes 100% of quarterly results

1Q25 Highlights

Macroeconomic indicators March 31, 2025
YoY Inflation: 118%
QoQ Inflation: 8.0%
Official FX A 3500: AR$ 1,073.88 (+4.0% QoQ, +25.3% YoY)
MPR: 29% APR – 33.63% APY

BBVA

1Q25 Earnings Release

TRANSFORMATION

RETAIL DIGITAL AND MOBILE ACTIVE CLIENTS (MILLIONS)

+5% YoY
2,40
2,47
2,52
2,05
2,21
2,27
+11% YoY
1Q24
4Q24
1Q25
Digital clients
Mobile clients

NEW CUSTOMER ACQUISITION (THOUSANDS)

% OF ACQUISITION THROUGH DIGITAL CHANNELS OVER TRADITIONAL ONES

81%
83%
86%
148
183
228
DIGITAL ACQUISITION
+550 bps
1Q24 vs. 1Q25
1Q24
4Q24
1Q25
Total
Digital client acquisition

ACTIVE CLIENTS

IN THOUSANDS

+5%
3.568
3.660
3.742
0,9
0,9
0,9
146
178
180
3.421
3.481
3.561
SMEs
+23% YoY
+1% QoQ
1Q24
4Q24
1Q25
CIB
SMEs
Retail

RETAIL DIGITAL SALES

(% OF TOTAL ACCUMULATED ANNUAL SALES, % OF TOTAL SALES YTD)

85,28%
93,55%
82,63%
91,01%
86,32%
92,51%
1Q24
4Q24
1Q25
PRV %
% Digital Sales (units)

Digital sales: % of sales done through digital channels and ATM over total sales. PRV: Product Relative value for the Retail Segment, used as a proxy for economic value. Transactions (units) are weighted by a simplified NPV calculated for each product category in order to weight their contribution to the digital sales. Figures have been restated in order to include credit card related financing solutions and FX.

Digital customers: number of retail clients that have logged in any of the bank's digital platforms at least once during each of the last 3 months.

Mobile customers: number of retail clients that have logged in the bank's mobile app at least once during each of the last 3 months. It is a sub-group of digital customers.

Banco BBVA Argentina S.A. announces
First Quarter 2025 results

Buenos Aires, May 21, 2025 – Banco BBVA Argentina S.A (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) (“BBVA Argentina” or “BBVA” or “the Bank”) announced today its consolidated results for the first quarter (1Q25), ended on March 31, 2025.

As of January 1, 2020, the Bank started to inform its inflation adjusted results pursuant to IAS 29 reporting. To facilitate comparison, figures of comparable quarters of 2024 and 2025 have been updated according to IAS 29 reporting to reflect the accumulated effect of inflation adjustment for each period up to March 31, 2025.

1Q25 Highlights

•	BBVA Argentina’s inflation adjusted net income in 1Q25 was $81.6 billion, 16.2% above the $70.2 billion reported on the fourth quarter of 2024 (4Q24), and 53.2% higher than the $53.3 billion reported on the first quarter of 2024 (1Q24).
•	In 1Q25, BBVA Argentina posted an inflation adjusted average return on assets (ROAA) of 2.0% versus 1,7% the prior quarter, and an inflation adjusted average return on equity (ROAE) of 11.4% versus 9,5% the prior quarter.
•	Operating income in 1Q25 was $280.7 billion, 56.9% higher than the $178.9 billion recorded in 4Q24 and 71.5% lower than the $984.2 billion recorded in 1Q24.
•	In terms of activity, total consolidated financing to the private sector in 1Q25 totaled $9.2 trillion, increasing 11.2% in real terms compared to 4Q24, and 122.9% compared to 1Q24. In the quarter, the variation was driven by an overall growth in all lines, especially in prefinancing and financing of exports by 21.4%, in other loans by 24.5% and in consumer loans by 22.9%. BBVA’s consolidated market share of private sector loans reached 11.28% as of 1Q25, versus 10.10% in 1Q24, gaining 118 bps in the year.
•	Total consolidated deposits in 1Q25 totaled $10.9 trillion, increasing 2.0% in real terms during the quarter, and 51.0% YoY. Quarterly increase was mainly explained by an increment in investment accounts by 163.1%, offset by a decrease in savings accounts by 7.4%. The Bank’s consolidated market share of private deposits reached 9.15% as of 1Q25 versus 7.37% as of 1Q24, gaining 178 bps in the year.
•	As of 1Q25, the non-performing loan ratio (NPL) reached 1.38%, with a 164.32% coverage ratio.
•	The accumulated efficiency ratio in 1Q25 was 56.3%, improving compared to 4Q24’s 62.2%, and 1Q24’s 65.4%.
•	As of 1Q25, BBVA Argentina reached a regulatory capital ratio of 21.5%, entailing a $1.5 trillion or 161.3% excess over minimum regulatory requirement. Tier I ratio was 21.5%.
•	Total liquid assets represented 47.6% of the Bank’s total deposits as of 1Q25.

1

Message from the CFO

"The notable fiscal consolidation, monetary stringency, and relative exchange rate stability have contributed to a moderation process of inflation throughout 2024, which has continued at the beginning of 2025. Likewise, there are increasing signs of economic activity recovery, which after falling by 1.7% in 2024, would expand by around 5.5% in 2025, according to BBVA Research. The prospects for inflation reduction have strengthened, and the forecast is that it will converge to around 35% by the end of 2025.

Recently, within the framework of a new agreement with the International Monetary Fund, the lifting of a large part of the exchange controls and the implementation of a floating exchange rate scheme with wide bands were announced, which could contribute to the macroeconomic normalization process. Regarding the external environment, although the direct impact of US tariffs could be relatively limited, the economy could be affected by a less favorable global context.

As of March 2025, private credit in pesos within the system grew by 221% year-on-year, while BBVA Argentina increased its private loan portfolio in pesos by 245%. Both the system and BBVA managed to exceed the year-on-year inflation level (which reached 55.9% YoY in March 2025) in terms of growth. With this information, a real monthly growth that began in April 2024 for BBVA Argentina and in May for the system, continues to be observed, and this trend continued in the first three months of 2025. The bank's market share of total private loans at a consolidated level rose by 116 basis points from 10.10% in March 2024 to 11.28% in March 2025, maintaining a double-digit share for the fifteenth consecutive month. BBVA Argentina, according to the latest data available from the BCRA as of January 2025, remained in the 2nd position in the ranking of local private capital banks in terms of private loans at a consolidated level. BBVA Argentina continues to focus on organic growth, which is evident in the market share growth of 342 basis points over the last 5 years, above the growth of the peer group, excluding recent mergers and acquisitions.

Regarding total private deposits in all currencies, the system grew by 94% annually, while the Bank grew by 141%, exceeding the inflation level in both cases. BBVA Argentina's consolidated market share of total private deposits was 9.15%, 178 basis points higher than the 7.37% of the previous year. BBVA Argentina, according to the latest data available from the BCRA as of January 2025, remained in 3rd position in the ranking of local private capital banks in terms of private deposits at a consolidated level.

In an environment of relative stability in interest rates during the quarter, BBVA Argentina's result in March 2025 managed to remain 53.2% above that of March 2024, reaching ARS 81,608 million, which represents an ROE of 11.4%, compared to 9.5% in 4Q24.

On the other hand, as of March 2025, BBVA Argentina reached a non-performing loan ratio in private loans of 1.38%, below the latest available data for the system (February 2024) of 1.77%, reaffirming that the portfolio quality of the system and the bank are healthy even in an environment of significant credit growth.

Regarding liquidity and solvency indicators, the Bank closes the quarter with values of 47.6% and 21.5% respectively, both at levels consistent with prudential regulations. During the first quarter, the BCRA implemented changes for Operational Risk and Credit Risk requirements, now aligned with Basel IV.

As of the date of this report, the Bank has announced the payment of dividends in cash or in kind. The total amount to be paid will be $89.4 billion, expressed in homogeneous currency as of December 31, 2024, and according to BCRA regulations, it must be updated by inflation on the payment date.

It is worth noting that a new global strategy of the BBVA Group for the 2025-2029 cycle has been launched, arising from an institutional reflection after the closing of the 2020-2024 strategic plan, which was successful in terms of growth and profitability. This redesign responds to a new global context characterized by macroeconomic stabilization, geopolitical transformation, and population aging, which poses challenges and opportunities in credit and deposit management.

Digitization, which was previously a competitive advantage, has now become a market standard, while new unregulated players and disruptive technologies such as artificial intelligence demand a redefinition of the differential value of the company's proposition.

In this context, the strategic priorities for 2025-2029 are focused on three main pillars: (i) a radical customer-centric perspective, (ii) value and capital generation, and growth in a changing environment, and (iii) leveraging accelerators such as artificial intelligence for efficient data processing. These priorities are articulated with an evolution in cultural values towards behaviors with greater empathy and demand, and a renewed purpose: "Support your desire to go further", which reinforces the active role of the customer as the central character of growth."

Carmen Morillo Arroyo, CFO at BBVA Argentina

2

Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Banco BBVA Argentina and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Banco BBVA Argentina, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Banco BBVA Argentina’s filings with the U.S. Securities and Exchange Commission (SEC) and Comisión Nacional de Valores (CNV). Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. Banco BBVA Argentina is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

This earnings release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accounting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”), and with the the exclusion of the application of the IFRS 9 impairment model for non-financial public sector debt instruments.

The information in this press release contains unaudited financial information that consolidates, line item by line item, all of the banking activities of BBVA Argentina, including: BBVA Asset Management Argentina S.A., Consolidar AFJP-undergoing liquidation proceeding, PSA Finance Argentina Compañía Financiera S.A. (“PSA”) and Volkswagen Financial Services Compañía Financiera S.A (“VWFS”).

BBVA Seguros Argentina S.A. is disclosed on a consolidated basis recorded as Investments in associates (reported under the proportional consolidation method), and the corresponding results are reported as “Income from associates”), same as Rombo Compañía Financiera S.A. (“Rombo”), Play Digital S.A. (“MODO”), Openpay Argentina S.A. and Interbanking S.A.

Financial statements of subsidiaries have been elaborated as of the same dates and periods as Banco BBVA Argentina S.A.’s. In the case of consolidated companies PSA and VWFS, financial statements were prepared considering the B.C.R.A. accounting framework for institutions belonging to “Group C”, considering the model established by the IFRS 9 5.5. “Impairment” section for periods starting as of January 1, 2022, excluding debt instruments from the non-financial public sector.

The information published by the BBVA Group for Argentina is prepared according to IFRS, without considering the temporary exceptions established by BCRA.

3

Quarterly Results

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q25	4Q24	1Q24	QoQ	YoY
Net Interest Income	541,329	523,830	1,228,363	3.3%	(55.9%)
Net Fee Income	99,792	67,284	78,751	48.3%	26.7%
Net income from measurement of financial instruments at fair value through P&L	32,201	41,686	43,460	(22.8%)	(25.9%)
Net income from write-down of assets at amortized cost and at fair value through OCI	80,143	81,376	98,118	(1.5%)	(18.3%)
Foreign exchange and gold gains	8,134	8,808	15,951	(7.7%)	(49.0%)
Other operating income	38,808	38,850	44,256	(0.1%)	(12.3%)
Loan loss allowances	(95,831)	(91,362)	(41,914)	(4.9%)	(128.6%)
Net operating income	704,576	670,472	1,466,985	5.1%	(52.0%)
Personnel benefits	(121,188)	(157,374)	(140,037)	23.0%	13.5%
Adminsitrative expenses	(146,346)	(152,917)	(161,021)	4.3%	9.1%
Depreciation and amortization	(20,779)	(27,409)	(16,030)	24.2%	(29.6%)
Other operating expenses	(135,514)	(153,894)	(165,696)	11.9%	18.2%
Operarting expenses	(423,827)	(491,594)	(482,784)	13.8%	12.2%
Operating income	280,749	178,878	984,201	56.9%	(71.5%)
Income from associates	739	877	(4,499)	(15.7%)	116.4%
Income from net monetary position	(149,644)	(167,589)	(889,158)	10.7%	83.2%
Net income before income tax	131,844	12,166	90,544	n.m	45.6%
Income tax	(50,236)	58,054	(37,292)	(186.5%)	(34.7%)
Net income for the period	81,608	70,220	53,252	16.2%	53.2%
Owners of the parent	78,432	66,393	54,227	18.1%	44.6%
Non-controlling interests	3,176	3,827	(975)	(17.0%)	425.7%

Other comprehensive Income (OCI) (1)	(109,844)	(28,273)	(106,997)	(288.5%)	(2.7%)
Total comprehensive income	(28,236)	41,947	(53,745)	(167.3%)	47.5%

(1) Net of Income Tax.

BBVA Argentina 1Q25 net income was $81.6 billion, increasing 16.2% or $11.4 billion quarter-over-quarter (QoQ) and 53.2% or $28.4 billion year-over-year (YoY). This implied a quarterly ROAE of 11.5% and a quarterly ROAA of 2.0%.

The 56.9% increase in quarterly operating results was explained by higher income and lower operating expenses. Higher income was mainly due to (i) a substantial improvement in income from fees, and (ii) better net interest income. On the side of expenses, there was an improvement in all expense lines, in particular benefits to personnel and other operating income.

It is important to remark that the line Net income from write-down of assets at amortized cost and at fair value through OCI in 1Q25 is mainly affected by the voluntary exchange of bonds promoted by the Government in January 2025, generating a positive result from the write-down of the exchanged bonds of $80.1 billion.

4

Net income from the net monetary position was 10.7% lower QoQ, thanks to a lower net monetary position, which offset the increase in quarterly inflation (8.57%1 versus 8.03% in 4Q24).

It should be noted that the income tax line in 4Q24 reflects a positive result, derived from a change in accounting exposure that implied a reclassification of the income tax calculation from Other Comprehensive Income (OCI) to the Income Statement.

OTHER COMPREHENSIVE INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q25	4Q24	1Q24	QoQ	YoY
Net income for the period	81,608	70,220	53,252	16.2%	53.2%
Other comprehensive income components to be reclassified to income/(loss) for the period
Profit or losses from financial isntruments at fair value through OCI	(111,481)	(28,269)	(107,068)	(294.4%)	(4.1%)
Profit or losses from financial instruments at fair value through OCI	(91,367)	24,437	(145,227)	(473.9%)	37.1%
Reclassification adjustment for the period	(80,143)	(11,977)	(97,514)	n.m	17.8%
Income tax	60,029	(40,729)	135,673	247.4%	(55.8%)
Other comprehensive income coponents not to be reclassified to income/(loss) for the period
Income or loss on equity instruments at fair value through OCI	1,637	(4)	71	n.m	n.m
Resultado por instrumentos de patrimonio a VR con cambios en ORI	1,637	(4)	71	n.m	n.m
Total Other Comprehensive Income/(loss) for the period	(109,844)	(28,273)	(106,997)	(288.5%)	(2.7%)
Total Comprehensive Income	(28,236)	41,947	(53,745)	(167.3%)	47.5%
Attributable to owners of the Parent	(31,412)	38,976	(52,470)	(180.6%)	40.1%
Attributable to non-controlling interests	3,176	2,971	(1,275)	6.9%	349.1%

Lastly, total OCI in 1Q25 reported a $109.8 billion loss, 288.5% higher than the loss recorded on 4Q24, mainly impacted by results from financial instruments at FV through OCI. Thus, total comprehensive income for the period in 1Q25 was a loss of $28.2 billion.

EARNINGS PER SHARE	BBVA ARGENTINA CONSOLIDATED
				∆ %
	1Q25	4Q24	1Q24	QoQ	YoY
Financial Statement information
Net income for the period attributable to owners of the parent (in AR$ millions, inflation adjusted)	78,432	61,152	54,227	28.3%	44.6%
Total shares outstanding (1)	613	613	613	-	-
Market information
Closing price of ordinary share at BYMA (in AR$)	7,950.00	7,560.00	3,068.64	5.2%	159.1%
Closing price of ADS at NYSE (in USD)	18.12	19.06	8.48	(4.9%)	113.7%
Book value per share (in AR$)	4,598	4,278	3,468	(99.5%)	(99.3%)
Price-to-book ratio (BYMA price) (%)	0.17	0.18	0.09	n.m	n.m
Earnings per share (in AR$)	128,008	99,806	88,504	28.3%	44.6%
Earnings per ADS(2) (in AR$)	384,025	299,417	265,511	28.3%	44.6%
Market Cap (USD millions)	3,701	3,893	1,732	12.1%	146.9%

(1) In thousands of shares.
(2) Each ADS accounts for 3 ordinary shares
Book value, Equity and Results not adjusted by inflation

1 Source: Instituto Nacional de Estadística y Censos (INDEC)

5

Net Interest Income

NET INTEREST INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q25	4Q24	1Q24	QoQ	YoY
Net Interest Income	541,329	523,830	1,228,363	3.3%	(55.9%)
Interest Income	918,076	936,576	1,990,495	(2.0%)	(53.9%)
From government securities	169,153	193,671	87,641	(12.7%)	93.0%
From private securities	718	747	2,196	(3.9%)	(67.3%)
Interest from loans and other financing	638,172	573,793	641,565	11.2%	(0.5%)
Financial Sector	6,549	5,386	5,036	21.6%	30.0%
Overdrafts	59,844	73,453	108,929	(18.5%)	(45.1%)
Discounted Instruments	166,299	154,459	216,490	7.7%	(23.2%)
Mortgage loans	5,215	4,537	1,606	14.9%	224.7%
Pledge loans	23,607	21,934	14,790	7.6%	59.6%
Consumer Loans	137,766	113,072	62,287	21.8%	121.2%
Credit Cards	143,535	109,571	142,168	31.0%	1.0%
Financial leases	3,279	3,300	4,262	(0.6%)	(23.1%)
Loans for the prefinancing and financing of exports	11,424	7,969	1,994	43.4%	472.9%
Other loans	80,654	80,112	84,003	0.7%	(4.0%)
Premiums on reverse REPO transactions	-	798	713,223	(100.0%)	(100.0%)
CER/UVA clause adjustment	106,863	165,091	544,183	(35.3%)	(80.4%)
Other interest income	3,170	2,476	1,687	28.0%	87.9%
Interest expenses	376,747	412,746	762,132	(8.7%)	(50.6%)
Deposits	334,731	371,627	677,733	(9.9%)	(50.6%)
Checking accounts*	52,682	77,218	311,675	(31.8%)	(83.1%)
Savings accounts	1,797	2,480	8,200	(27.5%)	(78.1%)
Time deposits	222,014	274,177	244,192	(19.0%)	(9.1%)
Investment accounts	58,238	17,752	113,666	228.1%	(48.8%)
Other liabilities from financial transactions	18,278	961	5,391	n.m	239.0%
Interfinancial loans received	17,016	17,788	13,158	(4.3%)	29.3%
Premiums on REPO transactions	1,522	414	-	267.6%	N/A
Guaranteed securities loans	803	10,396	-	(92.3%)	N/A
CER/UVA clause adjustment	4,397	11,560	65,850	(62.0%)	(93.3%)
Other interest expense	-	-	-	N/A	N/A
*Includes interest-bearing checking accounts

Net interest income in 1Q25 was $541.3 billion, increasing 3.3% or $17.5 billion QoQ, and 55.9% or $687.0 billion YoY. In 1Q25, interest income decreased less than interest expenses in monetary terms. The former decreased due to lower income from public securities, especially CPI-linked bonds. Expenses decreased due to lower time deposit expenses (mainly due to lower rates), and interest-bearing checking account expenses as the rates on this product have also declined.

In 1Q25, interest income totaled $918.1 billion, falling 2.0% compared to 4Q24 and 53.9% compared to 1Q24. Quarterly decrease is mainly driven by lower income from public securities, in particular CPI-linked bonds, considering the CPI adjustment impacts with a delay on the subsequent financial statements (as per the bonds contractual calculations of coupons), with a quarterly inflation above the previous quarter. This was offset by higher income from loans, mainly consumer, credit card and discounted instruments, both thanks to a higher activity and higher rates.

6

Income from government securities fell 12.7% compared to 4Q24, and increased 93.0% compared to 1Q24. This is partially due to the voluntary exchange in January of a bundle of LECAP bonds for Dual TAMAR bonds, which have a lower interest accrual due to lower market interest rates. 92% of these results correspond to government securities at fair value through OCI, 3% correspond to securities at fair value through P&L (mainly LECAP), and 4% correspond to securities at amortized cost (2027 National Treasury Bonds at fixed rate, National Treasury Bonds Private 0.70 Badlar Rate maturing on November 2027, and National Treasury Bonds CER 2025, used for reserve requirement integration).

Interest income from loans and other financing totaled $638.2 billion, increasing 11.2% QoQ and falling only 0.5% YoY. Quarterly increase is explained by an overall growth in all credit lines (except overdrafts, which accrued a lower interest rate), mainly credit cards, consumer loans and discounted instruments. In spite of interest rates having declined in 4Q24, and having seen great market competitiveness in that period, rates in 1Q25 have been increasing since the beginning of the year.

Income from CER/UVA adjustments decreased 35.3% QoQ and 80.4% YoY. Quarterly decrease is explained by the delay with which the inflation adjustment effects are recorded, and impact on the subsequent financial statements, with a quarterly inflation above the previous quarter (8.57% in 1Q25 versus 8.03% in 4Q24). 74% of income from interests from CER/UVA clause adjustments is explained by interests generated by CPI linked bonds.

Interest expenses totaled $376.7 billion, denoting a decrease of 8.7% QoQ and 50.6% YoY. Quarterly decrease is explained by lower time deposit and checking accounts, in particular interest-bearing accounts.

Interests from time deposits (including investment accounts, excluding CER/UVA adjustments from time deposits) explain 74.4% of interest expenses, versus 67.9% the previous quarter. Time deposit expenses decreased 19.0% QoQ and 9.1% YoY.

7

NIM

As of 1Q25, net interest margin (NIM) was 18.8% falling versus 4Q24’s 20.0%. NIM in pesos was 21.3% versus 4Q24’s 22.1%. NIM in foreign currency was 3.9% versus 4.1% in 4Q24.

ASSETS & LIABILITIES PERFORMANCE - TOTAL	BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	1Q25			4Q24			1Q24
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	11,699,878	918,076	31.8%	10,398,386	936,576	35.7%	8,786,501	1,990,495	90.9%
Debt securities	3,050,538	248,866	33.1%	3,198,934	331,186	41.1%	4,813,574	1,242,296	103.5%
Loans to customers/financial institutions	8,494,884	669,210	31.9%	7,128,327	605,376	33.7%	3,818,994	748,176	78.6%
Loans to the BCRA	565	-	0.0%	678	3	1.8%	187	9	19.3%
Other assets	153,891	-	0.0%	70,447	11	0.1%	153,746	14	0.0%
Total non interest-earning assets	4,710,823	-	0.0%	5,289,048	-	0.0%	3,633,096	-	0.0%
Total Assets	16,410,701	918,076	22.7%	15,687,434	936,576	23.7%	12,419,597	1,990,495	64.3%
Total interest-bearing liabilities	9,412,258	376,747	16.2%	8,813,314	412,746	18.6%	5,847,250	762,132	52.3%
Savings accounts	3,997,422	1,807	0.2%	4,094,819	2,479	0.2%	2,341,593	8,201	1.4%
Time deposits and investment accounts	3,952,276	284,649	29.2%	3,311,862	303,490	36.4%	1,716,805	423,706	99.0%
Debt securities issued	165,187	9,707	23.8%	57,005	5,073	35.3%	17,502	5,164	118.3%
Other liabilities	1,297,373	80,584	25.2%	1,349,628	101,704	29.9%	1,771,350	325,061	73.6%
Total non-interest-bearing liabilities	6,998,443	-	0.0%	6,874,120	-	0.0%	6,572,347	-	0.0%
Total liabilities and equity	16,410,701	376,747	9.3%	15,687,434	412,746	10.4%	12,419,597	762,132	24.6%

NIM - Total			18.8%			20.0%			56.1%
Spread - Total			15.6%			17.2%			38.6%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Interest-bearing checking accounts included in other interest-bearing liabilities. Non interest-bearing accounts are included in non-interest-bearing liabilities.

ASSETS & LIABILITIES PERFORMANCE - AR$	BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	1Q25			4Q24			1Q24
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	10,016,082	899,622	36.4%	9,189,073	922,397	39.8%	7,833,457	1,987,309	101.8%
Debt securities	2,971,501	248,349	33.9%	3,113,513	330,671	42.1%	4,290,708	1,242,171	116.1%
Loans to customers/financial institutions	6,890,182	651,273	38.3%	6,004,470	591,723	39.1%	3,400,776	745,129	87.9%
Loans to the BCRA	563	-	0.0%	676	3	1.8%	184	9	19.6%
Other assets	153,836	-	0.0%	70,414	-	0.0%	141,789	-	0.0%
Total non interest-earning assets	2,360,215	-	0.0%	2,404,940	-	0.0%	1,442,647	-	0.0%
Total Assets	12,376,297	899,622	29.5%	11,594,013	922,397	31.6%	9,276,104	1,987,309	85.9%
Total interest-bearing liabilities	6,255,213	374,662	24.3%	5,495,364	411,073	29.7%	4,120,260	761,902	74.2%
Savings accounts	1,154,890	1,752	0.6%	1,077,512	2,437	0.9%	845,884	8,171	3.9%
Time deposits and Investment accounts	3,705,018	284,077	31.1%	3,063,746	302,897	39.2%	1,488,233	423,617	114.2%
Debt securities issued	151,051	9,707	26.1%	57,005	5,073	35.3%	17,502	5,164	118.3%
Other liabilities	1,244,254	79,126	25.8%	1,297,101	100,666	30.8%	1,768,641	324,950	73.7%
Total non-interest-bearing liabilities	6,035,411	-	0.0%	6,075,861	-	0.0%	5,519,765	-	0.0%
Total liabilities and equity	12,290,624	374,662	12.4%	11,571,225	411,073	14.1%	9,640,025	761,902	31.7%

NIM - AR$			21.3%			22.1%			62.7%
Spread - AR$			12.1%			10.1%			27.6%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Interest-bearing checking accounts included in other interest-bearing liabilities. Non interest-bearing accounts are included in non-interest-bearing liabilities.

8

ASSETS & LIABILITIES PERFORMANCE - FOREIGN CURRENCY		BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	1Q25			4Q24			1Q24
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	1,683,796	18,454	4.4%	1,209,313	14,179	4.7%	953,044	3,186	1.3%
Debt securities	79,037	517	2.7%	85,421	515	2.4%	522,866	125	0.1%
Loans to customers/financial institutions	1,604,702	17,937	4.5%	1,123,857	13,653	4.8%	418,218	3,047	2.9%
Loans to the BCRA	2	-	0.0%	2	-	0.0%	3	-	0.0%
Other assets	55	-	0.0%	33	11	132.2%	11,957	14	0.5%
Total non interest-earning assets	2,350,608	-	0.0%	2,884,108	-	0.0%	2,190,449	-	0.0%
Total Assets	4,034,404	18,454	1.9%	4,093,421	14,179	1.4%	3,143,493	3,186	0.4%
Total interest-bearing liabilities	3,157,045	2,085	0.3%	3,317,950	1,673	0.2%	1,726,990	230	0.1%
Savings accounts	2,842,532	55	0.0%	3,017,307	42	0.0%	1,495,709	30	0.0%
Time deposits and Investment accounts	247,258	572	0.9%	248,116	593	0.9%	228,572	89	0.2%
Icorporate bonds issued	14,136	-	0.0%	-	-	0.0%	-	-	0.0%
Other liabilities	53,119	1,458	11.1%	52,527	1,038	7.8%	2,709	111	16.4%
Total non-interest-bearing liabilities	963,032	-	0.0%	798,259	-	0.0%	1,052,582	-	0.0%
Total liabilities and equity	4,120,077	2,085	0.2%	4,116,209	1,673	0.2%	2,779,572	230	0.0%

NIM - Foreign currency			3.9%			4.1%			1.2%
Spread - Foreign currency			4.2%			4.5%			1.3%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Interest-bearing checking accounts included in other interest-bearing liabilities. Non interest-bearing accounts are included in non-interest-bearing liabilities.

Net Fee Income

NET FEE INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q25	4Q24	1Q24	QoQ	YoY
Net Fee Income	99,792	67,284	78,751	48.3%	26.7%
Fee Income	180,626	149,670	142,032	20.7%	27.2%
Linked to liabilities	48,135	49,087	36,059	(1.9%)	33.5%
From credit cards (1)	92,810	64,909	72,545	43.0%	27.9%
Linked to loans	19,436	17,389	14,993	11.8%	29.6%
From insurance	6,477	5,386	5,146	20.3%	25.9%
From foreign trade and foreign currency transactions	6,055	6,713	7,975	(9.8%)	(24.1%)
Linked to loan commitments	1,338	287	80	366.2%	n.m
From guarantees granted	71	72	99	(1.4%)	(28.3%)
Linked to securities	6,304	5,827	5,135	8.2%	22.8%
Fee expenses	80,834	82,386	63,281	(1.9%)	27.7%

(1) Includes results from Puntos BBVA royalty program pursuant to IFRS 15 regulation.

Net fee income as of 1Q25 totaled $99.8 billion, increasing 48.3% or $32.5 billion QoQ and 26.7% or $21.0 billion YoY. The increase is explained both by an increase in income and a fall in expenses in monetary and percentage terms.

In 1Q25, fee income totaled $180.1 billion, increasing 20.7% QoQ and 27.2% YoY. Higher income is mainly explained by credit card fees, considering a revision of provisions linked to the Millas BBVA loyalty program. It is important to note the increase in fees linked to loans, fees from insurance and fees linked to loan commitments, the latter related to income from the structuring of syndicated loans.

On the side of fee expenses, these totaled $80.8 billion, decreasing 1.9% QoQ and increasing 27.7% YoY. This is mainly explained by lower expenses on payroll promotion campaigns, followed by lower expenses from foreign trade transactions.

Net Income from Measurement of Financial Instruments at Fair Value and Foreign Exchange and Gold Gains/Losses

9

NET INCOME FROM FINANCIAL INSTRUMENTS AT FAIR VALUE (FV) THROUGH P&L	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q25	4Q24	1Q24	QoQ	YoY
Net Income from financial instruments at FV through P&L	32,201	41,686	43,460	(22.8%)	(25.9%)
Income from government securities	30,591	36,733	54,427	(16.7%)	(43.8%)
Income from private securities	958	4,692	404	(79.6%)	137.1%
Interest rate swaps	(370)	422	-	(187.7%)	N/A
Income from foreign currency forward transactions	1,022	(246)	(10,571)	n.m	109.7%
Income from put option long position	-	-	(952)	N/A	100.0%
Income from corporate bonds	-	85	149	(100.0%)	(100.0%)
Other	-	-	3	N/A	(100.0%)

In 1Q25, net income from financial instruments at fair value (FV) through P&L was $32.2 billion, falling 22.8% or $9.5 billion QoQ and 25.9% or $11.3 billion YoY.

Quarterly results are mainly explained by a decrease in the income from government securities line item, followed by income from public securities.

DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q25	4Q24	1Q24	QoQ	YoY
Foreign exchange and gold gains/(losses) (1)	8,134	8,808	15,951	(7.7%)	(49.0%)
From foreign exchange position	(10,964)	(10,551)	5,534	(3.9%)	(298.1%)
Income from purchase-sale of foreign currency	19,098	19,359	10,417	(1.3%)	83.3%
Net income from financial instruments at FV through P&L (2)	1,022	(246)	(10,571)	n.m	109.7%
Income from foreign currency forward transactions	1,022	(246)	(10,571)	n.m	109.7%
Total differences in quoted prices of gold & foreign currency (1) + (2)	9,156	8,562	5,380	6.9%	70.2%

In 1Q25, the total differences in quoted prices of gold and foreign currency showed profit for $9.2 billion, increasing 6.9% or $594 million compared to 4Q24.

The quarterly increase in foreign exchange and gold gains is explained by a higher income in the income from foreign currency forward transactions line.

10

Other Operating Income

OTHER OPERATING INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q25	4Q24	1Q24	QoQ	YoY
Operating Income	38,808	38,850	44,256	(0.1%)	(12.3%)
Rental of safe deposit boxes (1)	7,686	6,928	4,313	10.9%	78.2%
Adjustments and interest on miscellaneous receivables (1)	9,186	9,075	21,405	1.2%	(57.1%)
Punitive interest (1)	3,600	2,359	1,497	52.6%	140.5%
Loans recovered	3,084	3,097	2,298	(0.4%)	34.2%
Results from the sale of non-current assets held for sale	-	(222)	-	100.0%	N/A
Fee income from credit and debit cards (1)	6,103	4,565	3,009	33.7%	102.8%
Fee expenses recovery	1,521	1,446	1,105	5.2%	37.6%
Rents	1,799	1,622	1,756	10.9%	2.4%
Sindicated transaction fees	389	425	426	(8.5%)	(8.7%)
Disaffected provisions	1,694	820	379	106.6%	347.0%
Other Operating Income(2)	3,746	8,735	8,068	(57.1%)	(53.6%)
(1) Included in the efficiency ratio calculation
(2) Includes some of the concepts used in the efficiency ratio calculation

In 1Q25 other operating income totaled $38.8 billion, mildly falling 0.1% or $42 million QoQ, and falling 12.3% or $5.4 billion YoY.

11

Operating Expenses

Personnel Benefits and Administrative Expenses

PERSONNEL BENEFITS & ADMINISTRATIVE EXPENSES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q25	4Q24	1Q24	QoQ	YoY
Total Personnel Benefits and Adminsitrative Expenses	267,534	310,291	301,058	(13.8%)	(11.1%)
Personnel Benefits (1)	121,188	157,374	140,037	(23.0%)	(13.5%)
Administrative expenses (1)	146,346	152,917	161,021	(4.3%)	(9.1%)
Travel expenses	1,021	1,238	1,027	(17.5%)	(0.6%)
Outsourced administrative expenses	27,102	24,193	19,828	12.0%	36.7%
Security services	6,277	5,328	4,384	17.8%	43.2%
Fees to Bank Directors and Supervisory Committee	178	263	168	(32.3%)	6.0%
Other fees	5,012	5,552	4,367	(9.7%)	14.8%
Insurance	1,355	1,056	1,109	28.3%	22.2%
Rent	14,335	17,933	23,627	(20.1%)	(39.3%)
Stationery and supplies	194	79	228	145.6%	(14.9%)
Electricity and communications	5,217	5,361	5,249	(2.7%)	(0.6%)
Advertising	13,477	7,690	11,030	75.3%	22.2%
Taxes	17,779	30,196	37,515	(41.1%)	(52.6%)
Maintenance costs	12,003	14,694	12,897	(18.3%)	(6.9%)
Armored transportation services	20,573	14,524	11,617	41.6%	77.1%
Software	4,339	8,091	10,641	(46.4%)	(59.2%)
Document distribution	5,683	6,270	7,588	(9.4%)	(25.1%)
Commercial reports	5,303	3,656	2,975	45.0%	78.3%
Other administrative expenses	6,498	6,793	6,771	(4.3%)	(4.0%)
Headcount*
BBVA (Bank)	6,299	6,200	5,976	99	323
Subsidiaries (2)	100	89	92	11	8
Total employees*	6,399	6,289	6,068	110	331
In branches**	2,249	2,236	2,245	13	4
At Main office	4,150	4,053	3,823	97	327

Total branches***	235	235	242	-	(7)
Own	118	118	111	-	7
Rented	117	117	131	-	(14)
				-
Efficiency Ratio
Efficiency ratio	56.3%	70.1%	65.4%	(1,376)bps	(908)bps
Accumulated Efficiency Ratio	56.3%	62.2%	65.4%	(591)bps	(908)bps

(1) Concept included in the efficiency ratio calculation
(2) Includes BBVA Asset Management, PSA & VWFS. Employees included in Main Office.
*Total effective employees, net of temporary contract employees. Expatriates excluded.
**Branch employees + Business Center managers
***Excludes administrative branches

During 1Q25, personnel benefits and administrative expenses totaled $267.5 billion, falling 13.8% or $42.8 billion compared to 4Q24, and 11.1% or $33.5 billion compared to 1Q24 in real terms.

12

Personnel benefits decreased 23.0% QoQ, and 13.5% YoY. In spite of wages increasing in line with inflation, 4Q24 was highly impacted by severance expenses and the adjustment of provisions recorded for stock of vacation days and variable remuneration, which were not present in 1Q25, reducing overall expenses.

As of 1Q25, administrative expenses decreased 4.3% QoQ, and 9.1% YoY. This is mainly explained by (i) taxes, (ii) software, and (iii) rent. Rent and software are related to expenses of software licenses and services contracted with the Parent company. In the case of taxes, the fall is mainly explained by an accounting reclassification of taxes linked to health and safety, which as of this quarter are now recorded in the turnover tax line in Other Operating Expenses pursuant to the nature of the expense.

The quarterly efficiency ratio as of 1Q25 was 56.3%, below the 70.1% reported in 4Q24, and the 65.4% reported in 1Q24. Improvement in the ratio is explained by the numerator (expenses) decreasing, while the denominator (income considering monetary position results) increased, especially due to growth in net fee income and lower result from the net monetary position.

The accumulated efficiency ratio as of 1Q25 was 56.3%, below the 62.2% reported in 4Q24, and the 65.4% reported in 1Q24. The decrease in this ratio is due to a decrease in expenses, and an increase in income, especially fee income and lower result from the net monetary position.

Other Operating Expenses

OTHER OPERATING EXPENSES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q25	4Q24	1Q24	QoQ	YoY
Other Operating Expenses	135,514	153,894	165,696	(11.9%)	(18.2%)
Turnover tax (1)	88,742	70,078	94,520	26.6%	(6.1%)
Initial loss of loans below market rate (1)	21,816	13,711	4,823	59.1%	352.3%
Contribution to the Deposit Guarantee Fund (SEDESA) (1)	4,471	3,655	2,565	22.3%	74.3%
Interest on liabilities from financial lease	1,021	1,049	1,153	(2.7%)	(11.4%)
Other allowances	6,831	13,101	53,906	(47.9%)	(87.3%)
Loss for sale or devaluation of investment properties and other non-financial assets	-	40,808	-	(100.0%)	N/A
Claims	2,047	1,176	797	74.1%	156.8%
Other operating expenses (2)	10,586	10,316	7,932	2.6%	33.5%

(1) Concept included for the calculation of the efficiency ratio
(2) Considers some concepts included for the acalculation of the efficiency ratio

In 1Q25, other operating expenses totaled $135.5 billion, decreasing 11.9% or $18.4 billion QoQ, and 18.2% or $30.2 billion YoY.

The fall is mainly explained by the loss recorded in 4Q24 for sale or devaluation of investment properties and other non-financial assets, generating contrast versus 1Q25.

Other allowances fell 47.9% in 1Q25, due to the increase in credit card consumption.

13

Income from Associates

This line reflects the results from non-consolidated associate companies. During 1Q25, a profit of $739 million has been reported, mainly due to the Bank’s participation in BBVA Seguros Argentina S.A., Rombo Compañía Financiera S.A., Interbanking S.A. and Play Digital S.A. and Openpay Argentina S.A.

Income Tax

Accumulated income tax during 1Q25 recorded a loss of $50.2 billion. Accumulated income tax for 1Q24 recorded a loss of $37.3 billion.

The three month accumulated effective tax rate in 2025 was 38%2. , while that of 2024 was 41%.

2 Income tax, according to IAS 34, is recorded on interim financial periods over the best estimate of the weighted average tax rate expected for the fiscal year.

14

Balance sheet and activity

Loans and Other Financing

LOANS AND OTHER FINANCING	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q25	4Q24	1Q24	QoQ	YoY
To the public sector	3,286	1,047	102	213.8%	n.m
To the financial sector	72,139	65,397	27,803	10.3%	159.5%
Non-financial private sector and residents abroad	9,217,936	8,290,561	4,136,212	11.2%	122.9%
Non-financial private sector and residents abroad - AR$	7,450,868	6,881,725	3,569,705	8.3%	108.7%
Overdrafts	826,520	698,085	504,445	18.4%	63.8%
Discounted instruments	1,934,007	1,931,461	801,798	0.1%	141.2%
Mortgage loans	312,926	254,206	195,998	23.1%	59.7%
Pledge loans	225,640	193,632	66,125	16.5%	241.2%
Consumer loans	1,085,932	883,805	311,769	22.9%	248.3%
Credit cards	2,183,200	2,161,607	1,318,458	1.0%	65.6%
Receivables from financial leases	25,650	26,363	21,048	(2.7%)	21.9%
Loans to personnel	61,666	47,949	25,072	28.6%	146.0%
Other loans	795,327	684,617	324,992	16.2%	144.7%
Non-financial private sector and residents abroad - Foreign Currency	1,767,068	1,408,836	566,507	25.4%	211.9%
Overdrafts	25	20	14	25.0%	78.6%
Discounted instruments	57,757	54,694	1,405	5.6%	n.m
Credit cards	83,128	66,978	46,128	24.1%	80.2%
Receivables from financial leases	1,785	1,509	146	18.3%	n.m
Loans for the prefinancing and financing of exports	1,323,520	1,089,841	456,386	21.4%	190.0%
Other loans	300,853	195,794	62,428	53.7%	381.9%

% of total loans to Private sector in AR$	80.8%	83.0%	86.3%	(218)bps	(547)bps
% of total loans to Private sector in Foreign Currency	19.2%	17.0%	13.7%	218 bps	547 bps

% of mortgage loans with UVA adjustments / Total mortgage loans (1)	97.7%	93.2%	52.3%	452 bps	4,545 bps
% of pledge loans with UVA adjustments / Total pledge loans (1)	13.3%	5.9%	2.1%	743 bps	1,127 bps
% of consumer loans with UVA adjustments / Total consumer loans (1)	0.0%	0.0%	0.0%	(0)bps	(2)bps
% of loans with UVA adjustments / Total loans and other financing(1)	2.0%	0.9%	0.1%	110 bps	192 bps

Total loans and other financing	9,293,361	8,357,005	4,164,117	11.2%	123.2%
Allowances	(214,600)	(172,454)	(93,354)	(24.4%)	(129.9%)
Total net loans and other financing	9,078,761	8,184,551	4,070,763	10.9%	123.0%

(1) Excludes effect of accrued interests adjustments.
LOANS AND OTHER FINANCING TO NON-FINANCIAL PRIVATE SECTOR AND RESIDENTS ABROAD IN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of USD				∆ %
	1Q25	4Q24	1Q24	QoQ	YoY
FX rate*	1,073.88	1,032.50	857.42	4.0%	25.2%
Non-financial private sector and residents abroad - Foreign Currency (USD)	1,646	1,257	424	30.9%	288.1%
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

15

Private sector loans as of 1Q25 totaled $9.2 trillion, increasing 11.2% or $927.4 billion QoQ, and 122.9% or $5.1 trillion YoY.

Loans to the private sector in pesos increased 8.3% in 1Q25, and 108.7% YoY. During the quarter, growth is observed in most lines, but was especially driven by (i) a 22.9% increase in consumer loans, followed by (ii) an 18.4% increase in overdrafts, and (iii) a 16.2% increase in other loans. A 23.1% growth in mortgages is to be noted, considering the continuous progress in this product which was re-launched by mid-2024. In all cases, the increment is boosted by genuine growth in real terms of the portfolio, levered on relative stability of market interest rates.

Loans to the private sector denominated in foreign currency increased 25.4% QoQ and 211.9% YoY. Quarterly increase is mainly explained by a 21.4% growth in financing and prefinancing of exports, and a 53.7% growth in other loans, the latter linked to financing of investment projects. Loans to the private sector in foreign currency measured in U.S. dollars increased 30.9% QoQ and 288.1% YoY. The depreciation of the argentine peso versus the U.S. dollar was 3.9% QoQ and 25.3% YoY3.

In 1Q25, total loans and other financing totaled $9.1 trillion, increasing 10.9% QoQ and 123.0% compared to 1Q24.

LOANS AND OTHER FINANCING	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q25	4Q24	1Q24	QoQ	YoY
Non-financial private sector and residents abroad - Retail	3,952,492	3,608,177	1,963,550	9.5%	101.3%
Mortgage loans	312,926	254,206	195,998	23.1%	59.7%
Pledge loans	225,640	193,632	66,125	16.5%	241.2%
Consumer loans	1,085,932	883,805	311,769	22.9%	248.3%
Credit cards	2,266,328	2,228,585	1,364,586	1.7%	66.1%
Loans to personnel	61,666	47,949	25,072	28.6%	146.0%
Non-financial private sector and residents abroad - Commercial	5,265,444	4,682,384	2,172,662	12.5%	142.3%
Overdrafts	826,545	698,105	504,459	18.4%	63.8%
Discounted instruments	1,991,764	1,986,155	803,203	0.3%	148.0%
Receivables from financial leases	27,435	27,872	21,194	(1.6%)	29.4%
Loans for the prefinancing and financing of exports	1,323,520	1,089,841	456,386	21.4%	190.0%
Other loans	1,096,180	880,411	387,420	24.5%	182.9%

% of total loans to Retail sector	42.9%	43.5%	47.5%	(64)bps	(459)bps
% of total loans to Commercial sector	57.1%	56.5%	52.5%	64 bps	459 bps

In real terms, retail loans (mortgage, pledge, consumer and credit cards, including loans to personnel) increased 9.5% QoQ and 101.3% YoY in real terms. During the quarter, growth is most evident in consumer loans increasing 22.9% and mortgages by 23.1%.

Commercial loans (overdrafts, discounted instruments, receivables from financial leases, loans for the prefinancing and financing of exports, and other loans) increased 12.6% QoQ and 142.3% YoY, both in real terms. In the quarter, it is noted that prefinancing and financing of exports increased 21.4% and other loans increased 24.5%.

In non-restated figures, BBVA Argentina managed to increase the retail, commercial and total loan portfolio by 18.9%, 22.1% and 20.7% respectively during the quarter, surpassing quarterly inflation levels in all cases.

3 Taking into consideration wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500.

16

LOANS AND OTHER FINANCING - NON RESTATED FIGURES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$				∆ %
	1Q25	4Q24	1Q24	QoQ	YoY
Non-financial private sector and residents abroad - Retail	3,952,492	3,323,394	1,243,179	18.9%	217.9%
Non-financial private sector and residents abroad - Commercial	5,265,444	4,312,821	1,409,440	22.1%	273.6%
Total loans and other financing (1)	9,293,361	7,697,415	2,670,515	20.7%	248.0%
(1) Does not include allowances

As of 1Q25, the total gross loans and other financing over deposits ratio was 84.7%, above the 77.5% recorded in 4Q24 and above the 55.9% in 1Q24.

Participation of total loans over assets is 56%, versus 51% in 4Q24 and 32% in 1Q24, evidencing a lower exposure to the public sector, in line with the real growth of credit demand.

MARKET SHARE - PRIVATE SECTOR LOANS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	1Q25	4Q24	1Q24	QoQ	YoY
Private sector loans - Bank	10.33%	10.26%	9.45%	7 bps	88 bps
Private sector loans - Consolidated*	11.28%	11.27%	10.10%	1 bps	118 bps

Based on daily BCRA information. Capital balance as of the last day of each quarter. There may be differences generated by the gap between the siscen BCRA information and published financial statements
* Consolidates PSA, VWFS & Rombo

LOANS BY ECONOMIC ACTIVITY	BBVA ARGENTINA CONSOLIDATED
% over total gross loans and other financing				∆ bps
	1Q25	4Q24	1Q24	QoQ	YoY
Government services	0.00%	0.00%	0.00%	n.m	n.m.
Non-financial public sector	0.04%	0.00%	0.04%	4 bps	n.m.
Financial Sector	0.78%	5.97%	0.65%	(519)bps	12 bps
Agricultural and Livestock	5.18%	3.02%	5.23%	216 bps	(5)bps
Mining products	3.25%	0.47%	3.31%	278 bps	(7)bps
Other manufacturing	14.22%	4.70%	14.45%	952 bps	(23)bps
Electricity, oil,water and sanitary services	1.71%	0.29%	1.75%	142 bps	(3)bps
Wholesale and retail trade	8.04%	2.86%	8.16%	518 bps	(12)bps
Transport	1.69%	0.79%	1.71%	90 bps	(2)bps
Services	2.55%	0.73%	2.60%	182 bps	(4)bps
Others	21.21%	10.59%	21.46%	1,062 bps	(25)bps
Construction	0.56%	0.35%	0.57%	21 bps	(1)bps
Consumer	40.77%	70.23%	40.07%	(2,947)bps	70 bps
Total gross loans and other financing	100%	100%	100%

17

Asset Quality

ASSET QUALITY	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q25	4Q24	1Q24	QoQ	YoY
Commercial non-performing portfolio (1)	6,220	4,024	4,728	54.6%	31.6%
Total commercial portfolio	4,377,520	3,983,838	2,035,854	9.9%	115.0%
Commercial non-performing portfolio / Total commercial portfolio	0.14%	0.10%	0.23%	4 bps	(9)bps
Retail non-performing portfolio (1)	124,381	93,409	48,995	33.2%	153.9%
Total retail portfolio	5,112,697	4,666,810	2,344,471	9.6%	118.1%
Retail non-performing portfolio / Total retail portfolio	2.43%	2.00%	2.09%	43 pbs	34 pbs
Total non-performing portfolio (1)	130,601	97,433	53,723	34.0%	143.1%
Total portfolio	9,490,217	8,650,648	4,380,325	9.7%	116.7%
Total non-performing portfolio / Total portfolio	1.38%	1.13%	1.23%	25 bps	15 bps
Allowances	214,600	172,454	93,354	24.4%	129.9%
Allowances /Total non-performing portfolio	164.32%	177.00%	173.77%	(1,268)bps	(945)bps
Quarterly change in Write-offs	32,265	25,046	14,444	28.8%	123.4%
Write offs / Total portfolio	0.34%	0.29%	0.33%	5 bps	1 bps
Cost of Risk (CoR)	4.40%	4.88%	3.76%	(48)bps	64 bps

(1) Non-performing loans include: all loans to borrowers classified as "Deficient Servicing (Stage 3)", "High Insolvency Risk (Stage 4)", "Irrecoverable" and/or "Irrecoverable for Technical Decision" (Stage 5) according to BCRA debtor classification system

As of 1Q25, asset quality ratio or NPL (total non-performing portfolio / total portfolio) increased from 1.13% to 1.38%, mainly due to seasonal arrears in credit cards. Commercial NPLs remained with a very good behavior.

Coverage ratio (allowances / total non-performing portfolio) reached 164.32% in 1Q25, from 177.00% in 4Q24. In spite of the ratio still being high, there was a decline due to the higher increase of non-performing retail loans, than the increase in allowances.

Cost of risk (loan loss allowances / average total loans) reached 4.40% in 1Q25 compared to 4.88% in 4Q24. The fall is partially explained by the real growth in the average loan book, above the variation of allowances, in line with the quarterly growth of the end-of-period portfolio.

ANALYSIS FOR THE ALLOWANCE OF LOAN LOSSES		BBVA ARGENTINA CONSOLIDATED
In millions of AR$
	Balance at 12/31/2024	Stage 1	Stage 2	Stage 3	Monetary result generated by allowances	Balance at 03/31/2025
Other financial assets	1,961	(86)	-	314	(157)	2,032
Loans and other financing	172,453	9,344	14,772	33,695	(15,664)	214,600
Other debt securities	170	(68)	-	-	(13)	89
Eventual commitments	24,732	2,037	1,402	(17)	(1,991)	26,163
Total allowances	199,316	11,227	16,174	33,992	(17,825)	242,884

Note: to be consistent with Financial Statements, it must be recorded from the beginning of the year instead of the quarter

Allowances for the Bank in 1Q25 reflect expected losses driven by the adoption of the IFRS 9 standards as of January 1, 2020, except for debt instruments issued by the nonfinancial government sector which were excluded from the scope of such standard.

18

Public Sector Exposure

NET PUBLIC DEBT EXPOSURE*	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q25	4Q24	1Q24	QoQ	YoY
Treasury and National Government	424,983	99,663	353,553	326.4%	20.2%
National Treasury Public Debt in AR$	305,600	77,579	15,983	293.9%	n.m
National Treasury Public Debt CPI-linked	94,599	22,012	2,624	329.8%	n.m
National Treasury Public Debt - Dual TAMAR AR$	24,721	-	-	N/A	N/A
National Treasury Public Debt in USD	63	72	64	(12.5%)	(1.6%)
National Treasury Public Debt USD-linked	-	-	334,882	N/A	(100.0%)
Public securities at FV through P&L	424,983	99,663	353,553	326.4%	20.2%

Treasury and National Government	126,255	173,606	209,238	(27.3%)	(39.7%)
National Treasury Public Debt in AR$	10,328	11,261	22,546	(8.3%)	(54.2%)
National Treasury Public Debt CPI-linked	115,927	162,345	186,692	(28.6%)	(37.9%)
BCRA	-	-	25,937	N/A	(100.0%)
LEDIV**	-	-	25,937	N/A	(100.0%)
Public securities at Amortized Cost	126,255	173,606	235,175	(27.3%)	(46.3%)

Treasury and National Government	2,229,188	2,591,574	1,170,139	(14.0%)	90.5%
National Treasury Public Debt in AR$	571,839	1,260,635	-	(54.6%)	N/A
National Treasury Public Debt CPI-linked	954,884	1,330,939	1,170,139	(28.3%)	(18.4%)
National Treasury Public Debt in USD	604,288	-	-	N/A	N/A
National Treasury Public Debt - Dual TAMAR AR$	98,177	-	-	N/A	N/A
BCRA	42,762	40,278	70,579	6.2%	(39.4%)
LEFIS	-	-	-	N/A	N/A
BOPREAL	42,762	40,278	70,579	6.2%	(39.4%)
Public securities at FV through OCI	2,271,950	2,631,852	1,240,718	(13.7%)	83.1%

Total Public securities	2,823,188	2,905,121	1,829,446	(2.8%)	54.3%

Treasury and National Government	-	-	-	N/A	N/A
BCRA	-	-	3,169,910	N/A	(100.0%)
BCRA AR$	-	-	3,169,910	N/A	(100.0%)
Total Repo	-	-	3,169,910	N/A	(100.0%)

Loans to the non-financial public sector	3,286	1,047	102	213.8%	n.m
Loans to the Central Bank	-	-	-	N/A	N/A
Total loans to the public sector	3,286	1,047	102	213.8%	n.m

Total public sector exposure	2,826,474	2,906,168	4,999,458	(2.7%)	(43.5%)
Public sector exposure (Excl. BCRA)	2,783,712	2,865,890	1,733,032	(2.9%)	60.6%

% Public sector exposure (Excl. BCRA) / Assets	17.1%	17.9%	13.7%	(84)pbs	338 pbs

*Deposits at the Central Bank used to comply with reserve requirements not included. Includes assets used as collateral.
**Securities denominated in foreign currency

1Q25 total public sector exposure (excluding BCRA) totaled $2.8 trillion, decreasing 2.9% or $82.2 billion QoQ, and increasing 60.6% or $1.1 trillion YoY. The annual increase is mainly explained by a greater increment of public exposure to the Treasury in detriment of BCRA exposure, and a higher percentage increase in public exposure versus growth in assets.

The mild quarterly decrease is explained by the decline in the valuation of securities in pesos, especially LECAPs and CPI-linked bonds. As of July 2024, the market reference rate will be that of the new instrument created by the Treasury, the LeFis (Letra Fiscal de Liquidez), which ended the quarter with no position.

Exposure to the public sector, excluding BCRA exposure, represents 17.1% of total assets, below the 17.9% of 4Q24 and 13.7% in 1Q24, and as mentioned before, in line with real loan growth demand.

19

Deposits

TOTAL DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q25	4Q24	1Q24	QoQ	YoY
Total deposits	10,974,711	10,780,553	7,446,367	1.8%	47.4%
Non-financial Public Sector	112,346	130,950	252,372	(14.2%)	(55.5%)
Financial Sector	7,044	4,698	4,840	49.9%	45.5%
Non-financial private sector and residents abroad	10,855,321	10,644,905	7,189,155	2.0%	51.0%
Non-financial private sector and residents abroad - AR$	7,371,837	6,841,023	5,025,867	7.8%	46.7%
Checking accounts*	1,981,724	1,933,206	1,985,301	2.5%	(0.2%)
Savings accounts**	1,358,230	1,423,964	1,103,791	(4.6%)	23.1%
Time deposits	3,115,203	3,105,711	1,483,433	0.3%	110.0%
Investment accounts ***	867,713	329,783	420,794	163.1%	106.2%
Other	48,967	48,359	32,548	1.3%	50.4%
Non-financial private sector and res. abroad - Foreign Currency	3,483,484	3,803,882	2,163,288	(8.4%)	61.0%
Checking accounts*	583	731	420	(20.2%)	38.8%
Savings accounts**	3,233,514	3,536,142	1,935,505	(8.6%)	67.1%
Time deposits	238,768	255,897	210,405	(6.7%)	13.5%
Other	10,619	11,112	16,958	(4.4%)	(37.4%)

% of total portfolio in the private sector in AR$	67.9%	64.3%	69.9%	364 bps	(200)bps
% of total portfolio in the private sector in Foregin Currency	32.1%	35.7%	30.1%	(364)bps	200 bps

% of UVA Time deposits & Investment accounts / Total AR$ Time deposits & Investment accounts	1.3%	1.2%	0.0%	10 bps	122 bps

*Includes interest-bearing checking accounts
**Includes special checking accounts
***Refers to callable time deposits

DEPOSITS TO THE NON-FINANCIAL PRIVATE SECTOR AND RES. ABROAD IN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of USD				∆ %
	1Q25	4Q24	1Q24	QoQ	YoY
FX rate*	1,073.9	1,032.5	857.4	4.0%	25.2%
Non-financial private sector and residents abroad - Foreign Currency (USD)	3,244	3,393	424	(4.4%)	665.1%
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

As of 1Q25, total deposits reached $11.0 trillion, increasing 1.8% or $194.2 billion QoQ, and 47.4% or $3.5 trillion YoY.

Private non-financial sector deposits in 1Q25 totaled $10.9 trillion, increasing 2.0% QoQ, and 51.0% YoY.

Private non-financial sector deposits in pesos totaled $7.4 trillion, increasing 7.8% compared to 4Q24, and 46.7% compared to 1Q24. The quarterly change is mainly affected by a 163.1% increase in investment accounts, and a 2.5% increase in checking accounts, mainly explained by higher funding.

Private non-financial sector deposits in foreign currency expressed in pesos decreased 8.4% QoQ and 61.0% YoY. This is mainly explained by a 8.6% decrease in savings accounts. Deposits in foreign currency expressed in U.S. dollars fell 4.4%.

20

PRIVATE DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q25	4Q24	1Q24	QoQ	YoY
Non-financial private sector and residents abroad	10,855,321	10,644,905	7,189,155	2.0%	51.0%
Sight deposits	6,633,637	6,953,514	5,074,523	(4.6%)	30.7%
Checking accounts*	1,982,307	1,933,937	1,985,721	2.5%	(0.2%)
Savings accounts**	4,591,744	4,960,106	3,039,296	(7.4%)	51.1%
Other	59,586	59,471	49,506	0.2%	20.4%
Time deposits	4,221,684	3,691,391	2,114,632	14.4%	99.6%
Time deposits	3,353,971	3,361,608	1,693,838	(0.2%)	98.0%
Investment accounts***	867,713	329,783	420,794	163.1%	106.2%

% of sight deposits over total private deposits	61.5%	65.8%	71.6%	(423)pbs	(1,007)pbs
% of time deposits over total private deposits	38.5%	34.2%	28.4%	423 pbs	1,007 pbs

*Includes interest-bearing checking accounts
**Includes special checking accounts
***Refers to callable time deposits

In non-restated figures, BBVA Argentina managed to increase the sight deposits, time deposits and total deposits by 3.6%, 24.2% and 10.7% respectively, surpassing the quarterly level of inflation in all cases except sight deposits.

PRIVATE DEPOSITS - NON RESTATED FIGURES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$				∆ %
	1Q25	4Q24	1Q24	QoQ	YoY
Sight deposits	6,633,637	6,404,697	1,243,179	3.6%	433.6%
Time deposits	4,221,684	3,400,041	1,409,440	24.2%	199.5%
Total deposits	10,855,321	9,804,738	2,670,515	10.7%	306.5%

As of 1Q25, the Bank’s transactional deposits (checking accounts and savings accounts) represented 59.9% of total non-financial private deposits, totaling $6.6 trillion, versus 63.9% in 4Q24.

MARKET SHARE - PRIVATE SECTOR DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	1Q25	4Q24	1Q24	QoQ	YoY
Private sector Deposits - Consolidated*	9.15%	8.60%	7.37%	55 pbs	178 pbs

Based on daily BCRA information. Capital balance as of the last day of each quarter. There may be differences generated by the gap between the siscen BCRA information and published financial statements

21

Other Sources of Funds

OTHER SOURCES OF FUNDS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q25	4Q24	1Q24	QoQ	YoY
Other sources of funds	3,358,286	3,189,498	3,365,758	5.3%	(0.2%)
Central Bank	277	253	163	9.5%	69.9%
Banks and international organizations	47,287	47,528	1,401	(0.5%)	n.m
Financing received from local financial institutions	236,228	170,367	31,779	38.7%	n.m
Corporate bonds	257,210	125,830	19,174	104.4%	n.m
Equity	2,817,284	2,845,520	3,313,241	(1.0%)	(15.0%)

In 1Q25, other sources of funds totaled $3.4 trillion, increasing 5.3% or $168.8 billion QoQ, and falling 0.2% or $7.5 billion YoY.

The variation in the quarter is mostly explained by a 104.4% increase in funding form corporate bonds. In 4Q24, BBVA Argentina has returned to the corporate bond market for the first time since 2019, with corporate bonds Class 32, 33 and 34, all of with a maturity of less than a year.

Additionally, a 1.0% decline in Equity is observed.

Liquid Assets

TOTAL LIQUID ASSETS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q25	4Q24	1Q24	QoQ	YoY
Total liquid assets	5,221,752	5,837,521	6,853,355	(10.5%)	(23.8%)
Cash and deposits in banks	2,450,906	3,065,862	1,984,894	(20.1%)	23.5%
Debt securities at fair value through P&L	424,982	99,663	353,552	326.4%	20.2%
Government securities	424,982	99,663	353,552	326.4%	20.2%
Liquidity bills of B. C. R. A.	-	-	-	N/A	N/A
Net REPO transactions	-	-	3,169,897	N/A	(100.0%)
Other debt securities	2,343,034	2,669,746	1,337,856	(12.2%)	75.1%
Government securities	2,300,272	2,629,468	1,311,918	(12.5%)	75.3%
Liquidity bills of B. C. R. A.	42,762	40,278	-	6.2%	N/A
Internal bills of B.C.R.A.	-	-	25,938	N/A	(100.0%)
Overnight transactios in foreign banks	2,830	2,250	7,156	25.8%	(60.5%)

Liquid assets / Total Deposits	47.6%	54.1%	92.0%	(657)bps	(4,446)bps
Liquid assets / Total Deposits ARS	43.8%	47.2%	91.1%	(341)bps	(4,729)bps
Liquid assets / Total Deposits USD	55.4%	66.3%	94.0%	(1,093)bps	(3,858)bps

In 1Q25, liquid assets were $5.2 trillion, decreasing 10.5% or $615.8 billion versus 4Q24, and 23.8% or $1.6 trillion compared to 1Q24. This was mainly driven by a 20.1% decline in cash and deposits in banks, partially as the offset of the seasonal fall in savings accounts, and a 12.5% fall in public securities.

In the quarter, the liquidity ratio (liquid assets / total deposits) reached 47.6%. Liquidity ratio in local and foreign currency reached 43.8% and 55.4% respectively. The decline is explained by the greater growth in total deposits than the fall in liquid assets, the latter falling as a consequence of higher credit demand.

22

Solvency

MINIMUM CAPITAL REQUIREMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q25	4Q24	1Q24	QoQ	YoY
Minimum capital requirement	956,270	1,065,223	670,198	(10.2%)	42.7%
Credit risk	935,344	786,806	448,114	18.9%	108.7%
Market risk	5,396	2,721	3,139	98.3%	71.9%
Operational risk	15,530	275,696	218,945	(94.4%)	(92.9%)

Integrated Capital - RPC (1)*	2,499,086	2,540,902	2,922,233	(1.6%)	(14.5%)
Ordinary Capital Level 1 ( COn1)	2,787,755	2,808,279	3,230,427	(0.7%)	(13.7%)
Deductible items COn1	(288,669)	(267,377)	(308,194)	(8.0%)	6.3%

Excess Capital
Integration excess	1,542,816	1,475,680	2,252,035	4.5%	(31.5%)
Excess as % of minimum capital requirement	161.3%	138.5%	336.0%	2,280 bps	(17,469)bps

Risk-weighted assets (RWA, according to B.C.R.A. regulation) (2)	11,612,835	13,028,818	8,214,324	(10.9%)	41.4%

Regulatory Capital Ratio (1)/(2)	21.5%	19.5%	35.6%	202 pbs	(1,405)pbs
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	21.5%	19.5%	35.6%	202 pbs	(1,405)pbs

* RPC includes 100% of quarterly results

BBVA Argentina continues to show strong solvency indicators on 1Q25. Capital ratio reached 21.5%, above 4Q24’s 19.5%. Capital excess over regulatory requirement was $1.5 trillion or 161.3%.

Quarterly increase is explained by a fall in risk weighted assets (RWA) by 10.9%, greater than the 1.6% increase in Ordinary Capital Level 1 (Con1).

In spite of the genuine growth in the loan book which generated greater requirements, this effect was largely offset by Central Bank regulation Communication “A” 8069 (in place as of March 1, 2025), reducing the operational risk requirements. These requirements fell considerably by 94.4%, improving the capital ratio by 202 bps.

23

BBVA Argentina Asset Management S.A.

MUTUAL FUNDS ASSETS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q25	4Q24	1Q24	QoQ	YoY
FBA Renta Pesos	3,078,090	2,804,461	2,192,658	9.8%	40.4%
FBA Ahorro Pesos	153,996	133,882	23,386	15.0%	n.m
FBA Renta Fija Dólar I	114,518	96,225	-	19.0%	N/A
FBA Acciones Argentinas	107,445	135,370	39,357	(20.6%)	173.0%
FBA Horizonte	35,080	24,902	1,684	40.9%	n.m
FBA Bonos Argentina	29,909	26,679	4,182	12.1%	n.m
FBA Renta Fija Plus	29,510	41,538	13,418	(29.0%)	119.9%
FBA Renta Mixta	15,443	19,033	4,934	(18.9%)	213.0%
FBA Acciones Latinoamericanas	9,850	10,347	8,292	(4.8%)	18.8%
FBA Renta Pública I	7,162	6,566	3,117	9.1%	129.8%
FBA Renta Fija Dólar Plus I	794	-	6	N/A	n.m
FBA Bonos Globales	11	12	25	(8.3%)	(56.0%)
FBA Horizonte Plus	10	11	16	(9.1%)	(37.5%)
FBA Retorno Total I	2	3	16	(33.3%)	(87.5%)
FBA Gestión I	-	-	109	(33.3%)	(87.5%)
FBA Calificado	-	-	32,087	N/A	(100.0%)
Total Equity	3,581,820	3,299,029	2,323,287	8.6%	54.2%

AMASAU net income	9,481	8,270	2,115	14.6%	348.3%

MARKET SHARE - MUTUAL FUNDS	BBVA ASSET MANAGEMENT
In %				∆ bps
	1Q25	4Q24	1Q24	QoQ	YoY
Mutual funds	5.45%	5.26%	4.72%	19 bps	54 bps

Source: Cámara Argentina de Fondos Comunes de Inversión

24

Other Events

Main Relevant Events

•	Call to Annual General Ordinary and Extraordinary Shareholders Meeting. As of March 5, 2025, the Board of Directors has resolved to call the Annual Ordinary and Extraordinary General Shareholders' Meeting for next April 23, 2025 at 3:00 p.m., exclusively in person. For further information click here.
•	New Alternate Head of Relations with the Market. As of March 26, 2025, the Board of Directors decided to appoint Mr. Diego Cesarini and Mrs. Rocío Carreras as new Alternate Head of Market Relations, in accordance with the provisions of Section. 99 inc. a) of Law 26.831 on Capital Market. For further information click here.
•	Distribución de utilidades. As of May 13, 2025, the Central Bank of the Argentine Republic’s Superintendence of Exchange Institutions has resolved to authorize Banco BBVA Argentina S.A. the distribution of profits in cash and/or in kind or any combination of both, for a total amount of AR$ 89.41 billion (expressed in homogeneous currency as of December 31, 2024). In accordance with the provisions of Communication “A” 8235 of the BCRA, “nonresident” shareholders may choose to collect dividends – totally or partially – in a single installment as long as these funds are applied directly to the primary subscription of Bonds for the reconstruction of a free Argentina (BOPREAL). Those BOPREAL will be subject to the restrictions on transfer or sale with settlement in foreign currency established by the applicable regulations. For more information click here.

Main Regulatory Changes

Profit distribution. (Communication “A” 8214, 03.13.2025). Until the next December 31st, financial entities that have prior authorization from the BCRA may distribute profits (i) in 10 equal, monthly, and consecutive installments for up to 60% of the distributable result, (ii) with the first payment starting on 06.30.2025 and not to be made before the second-to-last business day of each month, and (iii) it must be consistent with the monetary stability objectives and with what is reported in the Business Plan and Projections Information Regime and the Capital Self-Assessment Report.

Partial Elimination of Foreign Exchange Controls. (Communication “A” 8226, 04.14.2024). The BCRA introduces modifications to the foreign exchange market access regime. Among other issues, the USD 200 limit for individuals to access the MLC (Single Free Exchange Market) is eliminated, and all restrictions related to government assistance received during the pandemic, subsidies, public employment, and others are removed. The cross-restriction to operate in the MLC and MEP/CCL and the limitations on their settlement (prohibition of doing so in banknotes or deposit in custody or third-party accounts), as well as the affidavit referring to 90 days (previous and subsequent), and the cross-restriction for collecting payments for service exports and operating MEP/CCL are also eliminated.

Regarding the payment of new imports, it is established that:

•	For imports of all types of goods officially registered as of 04/14/25, the payment term will be 0 calendar days from the date of customs entry registration.
•	Imports of goods by *SMEs may be paid from the dispatch from the port of origin.

25

•	Regarding imports of capital goods, they may be paid with a 30% advance, 50% upon dispatch from the port of origin, and 20% upon customs entry registration.

Furthermore, it is established that entities may grant their clients access to the foreign exchange market to transfer foreign currency abroad for profits and dividends to non-resident shareholders within the framework of the consolidated text on Foreign Exchange Regulations when these correspond to distributable profits obtained from earnings realized in regular and audited annual financial statements for fiscal years starting on or after 01/01/25

Partial Elimination of Foreign Exchange Controls. (Communication “A” 8230, 04.21.2024). The BCRA eliminates the prior approval requirement for non-resident investors to access the foreign exchange market in the following cases:

(i) Payments of financial debt: With related parties, with an average life of the debt greater than or equal to 180 days, and funds entered and settled as of 04/21/2025.

(ii) Repatriation of investments by non-residents in non-controlling companies of local financial entities, provided that the contribution has been entered and settled since 04/21/25, and the repatriation occurs at least 180 days after the settlement of the contribution.

(iii) Repatriation of portfolio investments by non-residents, provided that the investment was made with funds settled as of 04/21/25, and 180 days have passed since the settlement of the funds.

Partial Elimination of Foreign Exchange Controls – Regulatory Complements

•	Decree 269/2025 + Communication “A” 8227 - Repeal of Decree 28/2003 (80/20 or "dólar blend" - blended dollar rate)
•	RG ARCA 5672/2025 - Income Tax and Personal Assets Tax
•	Elimination of the withholding tax on the purchase of banknotes and foreign currency by individuals
•	The withholding tax applicable to tourism and credit card payments continues
•	RG CNV 1062/2025 – Holding period for TP (Negotiable Securities) settlement: the "parking" requirement for individuals is eliminated.

Distribution of Results (Communication “A” 8235, 04.30.2025). It is established that financial entities that decide to distribute results within the framework of Communication “A” 8214, which stipulated that they may be distributed in 10 equal, monthly, and consecutive installments for up to 60% of the corresponding amount, must offer each non-resident shareholder the option to receive their dividends in a single cash installment, provided that these funds are directly applied to the primary subscription of BOPREAL (Bonds for the Reconstruction of a Free Argentina). It is clarified that any foreign currency position that financial entities may hold due to the BOPREAL subscription operation until the credit to non-resident shareholders is excluded from the calculation of their "net global foreign currency position."

26

Glossary

Active clients: holders of at least one active product. Subgroup of total clients that comply with the requirements of being an account holder with a positive business volume in the last three months. Does not include joint account. Excludes clients with arreas. SMEs includes entrepreneurs.

APR: Annual Percentage Rate

APY: Annual Percentage Yield

Cost of Risk (accumulated): Year to date accumulated loan loss allowances / Average total loans.

Average total loans: average between previous year-end Total loans and other financing and current period Total loans and other financing.

Cost of Risk (quarterly): Current period Loan loss allowances / Average total loans. Average total loans: average between previous quarter-end Total loans and other financing and current period Total loans and other financing.

Coverage ratio: Quarterly allowances under the Expected Credit Loss model / total non-performing portfolio.

Digital clients: we consider a customer to be an active user of online banking when they have been logged at least once within the last three months using the internet or a cell phone and SMS banking.

Efficiency ratio (Excl. inflation adjustments, accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income).

Efficiency ratio (Excl. inflation adjustments, quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income).

Efficiency ratio (accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

Efficiency ratio (quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

Liquidity Ratio: (Cash and deposits in banks + Debt securities at fair value through P&L (Excl. Private securities) + Net REPO transactions + Other debt securities (Excl. Private securities) + Overnight transactions in foreign banks/ Total Deposits.

27

Mobile clients: customers who have been active in online banking at least once in the last three months using a mobile device.

Net Interest Margin (NIM) – (quarterly): Quarterly Net Interest Income / Average quarterly interest earning assets.

Public Sector Exposure (excl. BCRA): (National and Provincial Government public debt + Loans to the public sector + REPO transactions) / Total Assets.

ROA (accumulated): Accumulated net Income of the period attributable to owners of the parent / Total Average Assets. Total Average Assets is calculated as the average between total assets on December of the previous year and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

ROA (quarterly): Net Income of the period attributable to owners of the parent / Total Average Assets. Total Average Assets is calculated as the average between total assets on the previous quarter-end and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

ROE (accumulated): Accumulated net Income of the period attributable to owners of the parent / Average Equity attributable to owners of the parent. Average Equity is calculated as the average between equity in December of the previous year and equity in the current period, expressed in local currency. Calculated over a 365-day year.

ROE (quarterly): Net Income of the period attributable to owners of the parent / Average Equity attributable to owners of the parent. Average Equity is calculated as the average between equity on the previous quarter end and equity in the current period, expressed in local currency. Calculated over a 365-day year.

Spread: (Quarterly Interest Income / Quarterly average Interest-earning Assets) – (Quarterly Interest Expenses / Quarterly average interest-bearing liabilities).

Other terms

n.m.: not meaningful. Implies an increase above 500% and a decrease below -500%.

N/A: not applicable.

Bps: basis points.

28

Balance Sheet

BALANCE SHEET	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q25	4Q24	1Q24	QoQ	YoY
Assets
Cash and deposits in banks	2,450,906	3,065,862	1,984,894	(20.1%)	23.5%
Cash	1,126,374	1,934,443	1,126,493	(41.8%)	(0.0%)
Financial institutions and correspondents	1,322,842	1,131,419	858,401	16.9%	54.1%
BCRA	867,217	823,811	725,984	5.3%	19.5%
Other local and foreign financial institutions	455,625	307,608	132,417	48.1%	244.1%
Other	1,690	-	-	N/A	N/A
Debt securities at fair value through profit or loss	425,047	99,663	356,475	326.5%	19.2%
Derivatives	6,679	10,709	18,767	(37.6%)	(64.4%)
Repo transactions	-	-	3,169,897	N/A	(100.0%)
Other financial assets	483,653	274,779	159,862	76.0%	202.5%
Loans and other financing	9,078,761	8,184,551	4,070,763	10.9%	123.0%
Non-financial public sector	3,286	1,047	102	213.8%	n.m
B.C.R.A	-	-	-	N/A	N/A
Other financial institutions	70,723	63,261	26,609	11.8%	165.8%
Non-financial private sector and residents abroad	9,004,752	8,120,243	4,044,052	10.9%	122.7%
Other debt securities	2,373,703	2,710,518	1,365,354	(12.4%)	73.9%
Financial assets pledged as collateral	320,208	502,640	415,037	(36.3%)	(22.8%)
Current income tax assets	45,229	49,332	318	(8.3%)	n.m
Investments in equity instruments	13,908	13,742	12,111	1.2%	14.8%
Investments in subsidiaries and associates	26,485	25,859	24,737	2.4%	7.1%
Property and equipment	698,039	701,950	726,085	(0.6%)	(3.9%)
Intangible assets	77,790	75,161	79,387	3.5%	(2.0%)
Deferred income tax assets	47,612	27,522	47,474	73.0%	0.3%
Other non-financial assets	237,006	240,425	204,114	(1.4%)	16.1%
Non-current assets held for sale	3,430	4,071	2,015	(15.7%)	70.2%
Total Assets	16,288,456	15,986,784	12,637,290	1.9%	28.9%
Liabilities
Deposits	10,974,711	10,780,553	7,446,367	1.8%	47.4%
Non-financial public sector	112,346	130,950	252,372	(14.2%)	(55.5%)
Financial sector	7,044	4,698	4,840	49.9%	45.5%
Non-financial private sector and residents abroad	10,855,321	10,644,905	7,189,155	2.0%	51.0%
Liabilities at fair value through profit or loss	-	-	12,498	N/A	(100.0%)
Derivatives	12,641	4,189	6,234	201.8%	102.8%
Reverse REPO transactions	-	-	-	N/A	N/A
Other financial liabilities	1,237,015	1,297,768	843,113	(4.7%)	46.7%
Financing received from the B.C.R.A. and other financial institutions	283,791	218,148	33,343	30.1%	n.m
Corporate bonds issued	257,210	125,830	19,174	104.4%	n.m
Current income tax liabilities	20,774	14,954	299,048	38.9%	(93.1%)
Subordinated corporate bonds	-	-	-	N/A	N/A
Provisions	51,544	51,134	81,171	0.8%	(36.5%)
Deferred income tax liabilities	-	-	-	N/A	N/A
Other non-financial liabilities	633,486	648,688	583,101	(2.3%)	8.6%
Total Liabilities	13,471,172	13,141,264	9,324,049	2.5%	44.5%
Equity
Share Capital	613	613	613	-	-
Non-capitalized contributions	6,745	6,745	6,745	-	-
Capital adjustments	980,604	980,604	980,604	-	-
Reserves	1,375,135	1,375,135	1,537,109	-	(10.5%)
Retained earnings	383,512	-	389,015	N/A	(1.4%)
Other accumulated comprehensive income	(56,606)	53,238	303,723	(206.3%)	(118.6%)
Income for the period	78,432	383,512	54,227	(79.5%)	44.6%
Equity attributable to owners of the Parent	2,768,435	2,799,847	3,272,036	(1.1%)	(15.4%)
Equity attributable to non-controlling interests	48,849	45,673	41,205	7.0%	18.6%
Total Equity	2,817,284	2,845,520	3,313,241	(1.0%)	(15.0%)
Total Liabilities and Equity	16,288,456	15,986,784	12,637,290	1.9%	28.9%

29

Balance Sheet – Five quarters

BALANCE SHEET	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	1Q25	4Q24	3Q24	2Q24	1Q24
Assets
Cash and deposits in banks	2,450,906	3,065,862	3,547,195	1,907,799	1,984,894
Cash	1,126,374	1,934,443	2,354,727	938,016	1,126,493
Financial institutions and correspondents	1,322,842	1,131,419	1,192,468	960,073	858,401
B.C.R.A	867,217	823,811	1,053,844	866,029	725,984
Other local and foreign financial institutions	455,625	307,608	138,624	94,044	132,417
Other	1,690	-	-	9,710	-
Debt securities at fair value through profit or loss	425,047	99,663	97,233	331,706	356,475
Derivatives	6,679	10,709	10,254	7,472	18,767
Repo transactions	-	-	-	366,754	3,169,897
Other financial assets	483,653	274,779	250,746	202,938	159,862
Loans and other financing	9,078,761	8,184,551	6,371,350	5,017,065	4,070,763
Non-financial public sector	3,286	1,047	2,374	2,237	102
B.C.R.A	-	-	-	-	-
Other financial institutions	70,723	63,261	48,994	28,785	26,609
Non-financial private sector and residents abroad	9,004,752	8,120,243	6,319,982	4,986,043	4,044,052
Other debt securities	2,373,703	2,710,518	3,006,203	2,967,597	1,365,354
Financial assets pledged as collateral	320,208	502,640	282,768	607,884	415,037
Current income tax assets	45,229	49,332	53,279	59,607	318
Investments in equity instruments	13,908	13,742	11,168	12,361	12,111
Investments in subsidiaries and associates	26,485	25,859	24,955	23,886	24,737
Property and equipment	698,039	701,950	687,713	729,760	726,085
Intangible assets	77,790	75,161	78,561	75,984	79,387
Deferred income tax assets	47,612	27,522	31,838	33,076	47,474
Other non-financial assets	237,006	240,425	267,288	202,106	204,114
Non-current assets held for sale	3,430	4,071	1,646	2,015	2,015
Total Assets	16,288,456	15,986,784	14,722,197	12,548,010	12,637,290
Liabilities
Deposits	10,974,711	10,780,553	10,004,065	7,641,584	7,446,367
Non-financial public sector	112,346	130,950	199,273	237,184	252,372
Financial sector	7,044	4,698	3,082	2,532	4,840
Non-financial private sector and residents abroad	10,855,321	10,644,905	9,801,710	7,401,868	7,189,155
Liabilities at fair value through profit or loss	-	-	139	256	12,498
Derivatives	12,641	4,189	7,182	676	6,234
Reverse Repo Transactions	-	-	-	233,441	-
Other financial liabilities	1,237,015	1,297,768	1,060,867	1,169,774	843,113
Financing received from the B.C.R.A. and other financial institutions	283,791	218,148	216,983	62,018	33,343
Corporate bonds issued	257,210	125,830	41,857	14,534	19,174
Current income tax liabilities	20,774	14,954	10,847	5,439	299,048
Subordinated corporate bonds	-	-	-	-	-
Provisions	51,544	51,134	42,914	42,531	81,171
Deferred income tax liabilities	-	-	-	-	-
Other non-financial liabilities	633,486	648,688	533,775	604,811	583,101
Total Liabilities	13,471,172	13,141,264	11,918,629	9,775,064	9,324,049
Equity
Share Capital	613	613	613	613	613
Non-capitalized contributions	6,745	6,745	6,745	6,745	6,745
Capital adjustments	980,604	980,604	980,604	980,604	980,604
Reserves	1,375,135	1,375,135	1,375,135	1,375,135	1,537,109
Retained earnings	383,512	-	-	-	389,015
Other accumulated comprehensive income	(56,606)	53,238	80,656	166,344	303,723
Income for the period	78,432	383,512	317,119	200,218	54,227
Equity attributable to owners of the Parent	2,768,435	2,799,847	2,760,872	2,729,659	3,272,036
Equity attributable to non-controlling interests	48,849	45,673	42,696	43,287	41,205
Total Equity	2,817,284	2,845,520	2,803,568	2,772,946	3,313,241
Total Liabilities and Equity	16,288,456	15,986,784	14,722,197	12,548,010	12,637,290

30

Balance Sheet – Foreign Currency Exposure

FOREIGN CURRENCY EXPOSURE	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q25	4Q24	1Q24	QoQ	YoY
Assets
Cash and deposits in banks	1,878,891	2,546,989	1,827,366	(26.2%)	2.8%
Debt securities at fair value through profit or loss	127	72	337,536	76.4%	(100.0%)
Other financial assets	46,083	48,207	56,618	(4.4%)	(18.6%)
Loans and other financing	1,754,248	1,396,026	555,689	25.7%	215.7%
Other financial institutions	3	4	6	(25.0%)	(50.0%)
Non-financial private sector and residents abroad	1,754,242	1,396,018	555,676	25.7%	215.7%
Other debt securities	120,318	78,024	112,369	54.2%	7.1%
Financial assets pledged as collateral	99,788	73,612	86,079	35.6%	15.9%
Investments in equity instruments	832	836	839	(0.5%)	(0.8%)
Total foreign currency assets	3,900,287	4,143,766	2,976,496	(5.9%)	31.0%
Liabilities
Deposits	3,561,922	3,903,807	2,405,675	(8.8%)	48.1%
Non-Financial Public Sector	76,445	98,143	241,259	(22.1%)	(68.3%)
Financial Sector	1,994	1,778	1,129	12.1%	76.6%
Non-financial private sector and residents abroad	3,483,483	3,803,885	2,163,287	(8.4%)	61.0%
Other financial liabilities	133,840	200,419	189,429	(33.2%)	(29.3%)
Financing received from the B.C.R.A. and other financial institutions	54,813	47,535	1,852	15.3%	n.m
Corporate bonds issued	39,821	-	-	N/A	N/A
Other non financial liabilities	109,496	84,032	107,880	30.3%	1.5%
Total foreign currency liabilities	3,899,892	4,235,793	2,704,836	(7.9%)	44.2%

Foreign Currency Net Position - AR$	395	(92,027)	271,660	100.4%	(99.9%)

Foreign Currency Net Position - USD	0	(89)	317	100.4%	(99.9%)
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

31

Income Statement - Quarterly

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q25	4Q24	1Q24	QoQ	YoY
Interest income	918,076	936,576	1,990,495	(2.0%)	(53.9%)
Interest expense	(376,747)	(412,746)	(762,132)	8.7%	50.6%
Net interest income	541,329	523,830	1,228,363	3.3%	(55.9%)
Fee income	180,626	149,670	142,032	20.7%	27.2%
Fee expenses	(80,834)	(82,386)	(63,281)	1.9%	(27.7%)
Net fee income	99,792	67,284	78,751	48.3%	26.7%
Net income from financial instruments at fair value through P&L	32,201	41,686	43,460	(22.8%)	(25.9%)
Net loss from write-down of assets at amortized cost and fair value through OCI	80,143	81,376	98,118	(1.5%)	(18.3%)
Foreign exchange and gold gains	8,134	8,808	15,951	(7.7%)	(49.0%)
Other operating income	38,808	38,850	44,256	(0.1%)	(12.3%)
Loan loss allowances	(95,831)	(91,362)	(41,914)	(4.9%)	(128.6%)
Net operating income	704,576	670,472	1,466,985	5.1%	(52.0%)
Personnel benefits	(121,188)	(157,374)	(140,037)	23.0%	13.5%
Administrative expenses	(146,346)	(152,917)	(161,021)	4.3%	9.1%
Depreciation and amortization	(20,779)	(27,409)	(16,030)	24.2%	(29.6%)
Other operating expenses	(135,514)	(153,894)	(165,696)	11.9%	18.2%
Operating expenses	(423,827)	(491,594)	(482,784)	13.8%	12.2%
Operating income	280,749	178,878	984,201	56.9%	(71.5%)
Income from associates and joint ventures	739	877	(4,499)	(15.7%)	116.4%
Income from net monetary position	(149,644)	(167,589)	(889,158)	10.7%	83.2%
Income before income tax	131,844	12,166	90,544	n.m	45.6%
Income tax	(50,236)	58,054	(37,292)	(186.5%)	(34.7%)
Income for the period	81,608	70,220	53,252	16.2%	53.2%
Owners of the parent	78,432	66,393	54,227	18.1%	44.6%
Non-controlling interests	3,176	3,827	(975)	(17.0%)	425.7%

Other comprehensive Income (1)	(109,844)	(28,273)	(106,997)	(288.5%)	(2.7%)
Total comprehensive income	(28,236)	41,947	(53,745)	(167.3%)	47.5%
(1) Net of Income Tax.

32

Income Statement – 3 month accumulated

INCOME STATEMENT - 3 MONTH ACCUMULATED	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	2025	2024	∆ %
Interest income	918,076	1,990,495	(53.9%)
Interest expense	(376,747)	(762,132)	50.6%
Net interest income	541,329	1,228,363	(55.9%)
Fee income	180,626	142,032	27.2%
Fee expenses	(80,834)	(63,281)	(27.7%)
Net fee income	99,792	78,751	26.7%
Net income from financial instruments at fair value through P&L	32,201	43,460	(25.9%)
Net loss from write-down of assets at amortized cost and fair value through OCI	80,143	98,118	(18.3%)
Foreign exchange and gold gains	8,134	15,951	(49.0%)
Other operating income	38,808	44,256	(12.3%)
Loan loss allowances	(95,831)	(41,914)	(128.6%)
Net operating income	704,576	1,466,985	(52.0%)
Personnel benefits	(121,188)	(140,037)	13.5%
Administrative expenses	(146,346)	(161,021)	9.1%
Depreciation and amortization	(20,779)	(16,030)	(29.6%)
Other operating expenses	(135,514)	(165,696)	18.2%
Operating expenses	(423,827)	(482,784)	12.2%
Operating income	280,749	984,201	(71.5%)
Income from associates and joint ventures	739	(4,499)	116.4%
Income from net monetary position	(149,644)	(889,158)	83.2%
Income before income tax	131,844	90,544	45.6%
Income tax	(50,236)	(37,292)	(34.7%)
Income for the period	81,608	53,252	53.2%
Owners of the parent	78,432	54,227	44.6%
Non-controlling interests	3,176	(975)	425.7%

Other comprehensive Income (OCI) (1)	(109,844)	(106,997)	(2.7%)
Total comprehensive income	(28,236)	(53,745)	47.5%
(1) Net of Income Tax.

33

Other Comprehensive Income – 3 month accumulated

OTHER COMPREHENSIVE INCOME - 3 MONTH ACCUMULATED	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	2025	2024	∆ %
Net income for the period	81,608	53,252	53.2%
Other comprehensive income components to be reclassified to income/(loss) for the period
Profit or losses from financial isntruments at fair value through OCI	(111,481)	(107,068)	(4.1%)
Profit or losses from financial instruments at fair value through OCI	(91,367)	(145,227)	37.1%
Reclassification adjustment for the period	(80,143)	(97,514)	17.8%
Income tax	60,029	135,673	(55.8%)
Other comprehensive income coponents not to be reclassified to income/(loss) for the period
Income or loss on equity instruments at fair value through OCI	1,637	71	n.m
Resultado por instrumentos de patrimonio a VR con cambios en ORI	1,637	71	n.m
Total Other Comprehensive Income/(loss) for the period	(109,844)	(106,997)	(2.7%)
Total Comprehensive Income	(28,236)	(53,745)	47.5%
Attributable to owners of the Parent	(31,412)	(52,470)	40.1%
Attributable to non-controlling interests	3,176	(1,275)	349.1%

34

Income Statement – 5 Quarters

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	1Q25	4Q24	3Q24	2Q24	1Q24
Interest income	918,076	936,576	891,563	1,280,029	1,990,495
Interest expense	(376,747)	(412,746)	(351,752)	(387,632)	(762,132)
Net interest income	541,329	523,830	539,811	892,397	1,228,363
Fee income	180,626	149,670	156,308	154,834	142,032
Fee expenses	(80,834)	(82,386)	(72,874)	(77,505)	(63,281)
Net fee income	99,792	67,284	83,434	77,329	78,751
Net income from financial instruments at fair value through P&L	32,201	41,686	34,409	40,765	43,460
Net loss from write-down of assets at amortized cost and fair value through OCI	80,143	81,376	64,910	17,976	98,118
Foreign exchange and gold gains	8,134	8,808	7,813	26,745	15,951
Other operating income	38,808	38,850	34,224	37,696	44,256
Loan loss allowances	(95,831)	(91,362)	(48,386)	(54,645)	(41,914)
Net operating income	704,576	670,472	716,215	1,038,263	1,466,985
Personnel benefits	(121,188)	(157,374)	(118,154)	(144,211)	(140,037)
Administrative expenses	(146,346)	(152,917)	(144,654)	(154,040)	(161,021)
Depreciation and amortization	(20,779)	(27,409)	(19,403)	(23,592)	(16,030)
Other operating expenses	(135,514)	(153,894)	(89,143)	(128,981)	(165,696)
Operating expenses	(423,827)	(491,594)	(371,354)	(450,824)	(482,784)
Operating income	280,749	178,878	344,861	587,439	984,201
Income from associates and joint ventures	739	877	403	3,274	(4,499)
Income from net monetary position	(149,644)	(167,589)	(199,967)	(356,160)	(889,158)
Income before income tax	131,844	12,166	145,297	234,553	90,544
Income tax	(50,236)	58,054	(28,931)	(86,095)	(37,292)
Income for the period	81,608	70,220	116,366	148,458	53,252
Owners of the parent	78,432	66,393	116,902	145,990	54,227
Non-controlling interests	3,176	3,827	(536)	2,468	(975)

Other comprehensive Income (OCI)(1)	(109,844)	(28,273)	(85,740)	(137,768)	(106,997)
Total comprehensive income	(28,236)	41,947	30,626	10,690	(53,745)
(1) Net of Income Tax.

35

Ratios

QUARTERLY ANNUALIZED RATIOS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	1Q25	4Q24	1Q24	QoQ	YoY
Profitability
Efficiency Ratio	56.3%	70.1%	65.4%	(1,376)bps	(908)bps
ROA	2.0%	1.7%	1.6%	26 bps	37 bps
ROE	11.4%	9.5%	6.6%	195 bps	483 bps
Liquidity
Liquid assets / Total Deposits	47.6%	54.1%	92.0%	(657)bps	(4,446)bps
Capital
Regulatory Capital Ratio	21.52%	19.50%	35.57%	202 bps	(1,405)bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	21.52%	19.50%	35.57%	202 bps	(1,405)bps
Asset Quality
Total non-performing portfolio / Total portfolio	1.38%	1.13%	1.23%	25 bps	15 bps
Allowances /Total non-performing portfolio	164.32%	177.00%	173.77%	(1,268)bps	(945)bps
Cost of Risk	4.40%	4.88%	3.76%	(48)bps	64 bps

ACCUMULATED ANNUALIZED RATIOS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	1Q25	4Q24	1Q24	QoQ	YoY
Profitability
Efficiency Ratio	56.3%	62.2%	65.4%	(591)bps	(908)bps
ROA	2.0%	2.5%	1.6%	(54)bps	37 bps
ROE	11.4%	12.5%	6.6%	(107)bps	483 bps
Liquidity
Liquid assets / Total Deposits	47.6%	54.1%	92.0%	(657)bps	(4,446)bps
Capital
Regulatory Capital Ratio	21.5%	19.5%	35.6%	202 bps	(1,405)bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	21.5%	19.5%	35.6%	202 bps	(1,405)bps
Asset Quality
Total non-performing portfolio / Total portfolio	1.38%	1.13%	1.23%	25 bps	15 bps
Allowances /Total non-performing portfolio	164.32%	177.00%	173.77%	(1,268)bps	(945)bps
Cost of Risk	4.40%	3.17%	3.76%	123 bps	64 bps

36

About BBVA Argentina

BBVA Argentina (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) is a subsidiary of the BBVA Group, the main shareholder since 1996. In Argentina, it is one of the leading private financial institutions since 1886. Nationwide, BBVA Argentina offers retail and corporate banking to a broad customer base, including: individuals, SME’s, and large-sized companies.

BBVA Argentina’s purpose is to bring the age of opportunities to everyone, based on our customers’ real needs, providing the best solutions, and helping them make the best financial decisions through an easy and convenient experience. The institution relies on solid values: “The customer comes first, We think big and We are one team”. At the same time, its responsible banking model aspires to achieve a more inclusive and sustainable society.

Investor Relations Contact

Carmen Morillo Arroyo

Chief Financial Officer

Belén Fourcade

Investor Relations

investorelations-arg@bbva.com

ir.bbva.com.ar

37

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.
Date:	May 21, 2025	By:	/s/ Carmen Morillo Arroyo
			Name:	Carmen Morillo Arroyo
			Title:	Chief Financial Officer